

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2022

Andrew Reichert
Chief Executive Officer
Birgo Reiturn Fund Manager LLC
848 W. North Avenue
Pittsburg, PA 15233

> **Re: Birgo Reiturn Fund Manager LLC**
> **Amendment to Form 1-A**
> **Filed June 30, 2022**
> **File No. 024-11783**

Dear Mr. Reichert:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

Amended Form 1-A filed June 30, 2022

General

1. Refer to prior comment 1. We note that you continue to disclose on page 5 and elsewhere that you may offer Units at a price that you believe reflects the NAV per Unit more appropriately than the prior quarter's NAV per Unit, including by updating a previously disclosed offering price, in cases where you believe there has been a material change (positive or negative) to your NAV per Unit since the end of the prior month. As previously requested, please revise your disclosure in your filing including, for example, the summary to clarify the circumstances in which you may offer securities at a price other than the prior quarter's NAV per Unit. Also, clarify how you will communicate those changes to investors.

2.   We note the disclosure on page 53 that you are either in exclusive negotiations for or are under contract for assets located at the following locations: (i) 130 Sunnyhill Drive, Beaver Falls, PA 15010 and (ii) 840 W North Ave, Pittsburgh, PA 15233. Please disclose the material terms of any contracts or other agreements for the purchase of assets and file such agreements as exhibits. In addition, please describe the properties to be acquired. See Item 8 of Form 1-A.

Plan of Operation
Acquisitions, page 53

3.   We note your disclosure that you are either in exclusive negotiations for or are under contract for two properties. Please address the following:
- Please tell us and revise your filing to disclose if you determined that these property acquisitions are probable or not probable. Within your response, please provide a detailed analysis regarding your conclusion.
- To the extent you have identified any probable acquisitions that have a rental history, please tell us what consideration you gave to providing financial statements and pro forma financial information. Refer to Part F/S of Form 1-A.
- To the extent you have identified any probable acquisitions, please tell us if you will acquire such properties before or after qualification.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Charles R. Berry, Esq.